John A Gacinski CPA

ANCIENT OF DAYS ADVISORS INC.

INDEPENDENT AUDITOR'S OPINION

To the shareholders of Khal Inc.:

I have audited the accompanying financial statements of Khal Inc., which comprise the Statement of Financial Position as of December 31, 2020 and the related Statement of Operations, Statement of Stockholders' Equity and Statement of Cash Flows for the period from August 14, 2020 (inception) to December 31, 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these comparative financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these comparative financial statements based on our audit. I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness

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of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Khal Inc. as of December 31, 2020 and the results of its operations, its changes in stockholders' equity and its cash flows for the period from August 14, 2020 (inception) to December 31, 2020 in accordance with U.S. generally accepted accounting principles.

John A Gacinski CPA

John A Gacinski, CPA
Roslyn NY
October 13, 2021

Khal Inc.
Statement of Financial Position
December 31, 2020

Assets:

Current Assets	$	-
Total Assets	$	-

Liabilities and Stockholders' Equity

Liabilities

Total liabilities	$	-

Stockholders' Equity

Capital stock issued	698
Additional paid in capital	18,550
Retained earnings	(19,248)
Total stockholders' equity	-
Total Liabilities and Members' Equity	$ -

Khal Inc.

Statement of Income

For the Period from August 14, 2020 (inception) to December 31, 2020

Income:	$ -
Expenses:	
Office supplies & expenses	9,821
Salaries & related costs	5,084
Marketing	2,189
Travel	1,664
Other expenses	490
Total Expenses	19,248
Income before income taxes and depreciation	(19,248)
Income taxes & depreciation expense	0
Net Income	$ (19,248)

See Independent Accountant's Audit Report and Notes to the Financial Statements

Khal Inc.
Statement of Stockholders' Equity
December 31, 2020

	Common Stock (.01 par)	Retained Earnings	Total Stockholders Equity
Issuance of 69,800 common shares	$ 698		$ 698
Additional paid in capital	18,550		$ 18,550
Net Income for the Period from August 14, 2020 (inception) and ending December 31, 2020		(19,248)	(19,248)
Balance on December 31, 2020	$ 19,248	$ (19,248)	$ -

See Independent Accountant's Audit Report and Notes to the Financials Statements

Khal Inc.
Statement of Cash Flows
For the Period August 14, 2020 (inception) to December 31, 2020

Operating Activities

Net income	$	(19,248)
Net Cash Provided By Operating Activities		(19,248)

Financing Activities

Common stock issuance	698
Additional paid in capital	18,550
Net Cash Provided by Financing Activities	19,248

Net Cash Increase for Period		-
Cash at Beginning of Period		-
Cash at End of Period	$	-

See Independent Accountant's Audit Report and Notes to the Financial Statements

Khal Inc.
Notes to Financial Statements
For the Period August 14, 2020 (inception) to December 31, 2020

1) Nature of Organization

Khal Inc ("Khal") is a corporation formed in Delaware on August 14, 2020.
Khal is a social media company whose site - Khal.com - allows professional chefs and cooking enthusiasts to create a profile and demonstrate their cooking skills.

Khal is based in Jersey City, New Jersey.

2) Summary of Accounting Policies

The summary of significant accounting policies is presented to assist in understanding Khal's financial statements. The financial statements and notes are the representation's of Khal's management which is responsible for their integrity and objectivity.

Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting.

3) Subsequent Events

Subsequent events have been evaluated through October 13, 2021, the date that the financial statements were available to be issued.